Writer's Direct Number	Writer's E-mail Address
212.756.2093	Mark.Garibyan@srz.com

April 27, 2015

VIA EDGAR AND ELECTRONIC MAIL

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:

The Macerich Company (the "Company")
Soliciting Material on Schedule 14A filed by Orange Capital, LLC, Orange Capital Master I, Ltd., Daniel Lewis, Land & Buildings Investment Management, LLC, Land & Buildings Capital Growth Fund, L.P., Jonathan Litt, Marc Gordon, Gregory Hughes and Jeremey Pemberton

Filed April 16, 2015

File No. 001-12504

Dear Ms. Posil:

On behalf of Land & Buildings Investment Management, LLC and its affiliates (collectively, "Land & Buildings"), Orange Capital, LLC and its affiliates (collectively, "Orange Capital"), Marc Gordon, Gregory Hughes and Jeremy Pemberton (the "Nominees" and each of the foregoing, a "Filing Person" and collectively with Land & Buildings and Orange Capital, the "Filing Persons"), we are responding to your letter dated April 20, 2015 (the "SEC Comment Letter") in connection with the soliciting material under Rule 14a-12 filed on Schedule 14A on April 16, 2015. We have reviewed the comments of the staff of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

General

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a
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supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

The Filing Persons hereby confirm that, in future filings, they will qualify each statement or assertion of opinion or belief as such and, if necessary, will provide supplemental support to the Commission for such statements or assertions.

•	". . . the egregious governance missteps undertaken by Macerich in relation to their refusal to meaningfully engage with Simon Property Group."

In response to your comment, the Filing Persons respectfully note that the foregoing quoted language refers to the Company's unilateral adoption of a shareholder rights plan (i.e., a "poison pill") and staggering of its board of directors (the "Board"). Both of these actions—which, as explained further below, are almost universally viewed unfavorably from a corporate governance perspective[1]—were taken in response to Simon Property Group, Inc.'s ("Simon") offer to acquire the Company.

The poison pill is used by corporate boards as a takeover defense. It allows current company stockholders—excluding potential bidders—to acquire newly-issued company shares at a discount in the event that a potential bidder acquires more than a specified threshold of the company's outstanding shares. The practical effect is that potential bidders will have to negotiate with the corporate boards directly prior to any acquisition, as opposed to negotiating directly with stockholders. If the board refuses the potential bidder's final offer, the stockholders may never receive the potential bidder's premium for the company's shares.

The Company's poison pill is unusually onerous because it is triggered when a stockholder acquires more than 10% of the outstanding stock. Only 2% of S&P 500 companies have a poison pill with a trigger threshold of 10% or less.[2] The effect of the Company's poison pill is to discourage potential bidders from making an offer to buy the Company, a deterrence that comes at the expense of stockholders who will be foregoing potential premiums offered for their shares. In this case, the Company's adoption of a poison pill can be properly deemed an "egregious governance misstep" because an actual bidder was prevented—precisely as the Board intended—from purchasing the Company. As a result, stockholders missed an opportunity to earn a substantial premium; Simon's final offer on March 20, 2015 to purchase the Company valued the Company's stock at a 37% premium over the November 18, 2014 unaffected share price.[3] When the Company rejected Simon's final offer, Simon—due to the poison pill in place—had no recourse to purchase the Company's shares

[1] Leading institutional investor BlackRock notes that it opposes most poison pills, even when they are put to a stockholder vote. See, e.g., http://goo.gl/gojTi2.

[2] Anthony Garcia, Is Macerich's Poison Pill too Bitter to Swallow?, Factset Insight, available at http://www.factset.com/insight/2015/03/macerich-poison-pill.

[3] Maureen Farrell, Simons's 'Best and Final' Offer Spooks Macerich Investors, MoneyBeat, available at http://goo.gl/Wr3g10.

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directly from stockholders and had to forego, for the time being, its offer for the Company. Today, the Company's stock trades at $83.63 per share, compared to the $95.50 per share that the Company's stockholders could have received had the Company not adopted a poison pill. Therefore, the Company's decision to adopt the poison pill is an "egregious governance misstep" because it was adopted with the intent and effect of preventing a serious bidder from consummating an offer highly favorable to stockholders.

Additionally, the Company's adoption of a staggered board can also be deemed an "egregious governance misstep." As the Company itself admitted in 2009 when it declassified its Board, the "election of directors is the primary means for stockholders to influence corporate governance policies and hold management accountable for implementing those policies."[4] A staggered board makes it more difficult for stockholders to express their views about the Company's management team and see those views implemented, because the rate at which present management is liable to change is drastically reduced. The Company's reversal of its prior decision to de-stagger the Board—a decision that enhanced corporate accountability and amplified stockholders' voting power—is, as the Filing Persons believe, an "egregious governance misstep."[5]

Furthermore, a staggered board makes it more difficult for potential acquirers to gain control of a company. This added difficulty and consequential deterrent may result in the same deleterious effect as a poison pill. Hence, staggered boards, because of their suffocating effect on corporate accountability and deterring effect on potential acquirers, may be properly deemed to be "egregious governance missteps."

•	"You have gravely underestimated the damage you have done to Macerich by re-staggering your Board, adopting a poison pill and now actively seeking to block shareholders' voices from being heard at the Annual Meeting by litigating with us one the validity of our nominations."

The Filing Persons respectfully note that this statement was made in reference to the aforementioned "egregious governance missteps" the Filing Persons believe were taken by the Company; namely, adoption of the poison pill and the Company's staggering of its Board. The Filing Persons believe that these two steps were not only governance missteps, but also caused significant damage to the Company's share price and reputation in the eyes of stockholders. Indeed, the Company de-staggered its Board in 2009 because it believed it was in the "best interests"5 of the Company

[4] The Company's proxy statement in connection with the 2008 annual meeting of stockholders, filed with the Commission on April 24, 2008.

[5] Leading proxy advisory service ISS treats a board’s unilateral adoption of a staggered board as “materially adverse to shareholder rights,” while leading institutional investor BlackRock notes its belief that “classification of the board dilutes shareholders’ right to evaluate promptly a board’s performance and limits shareholder selection of their representatives.” See, e.g., http://goo.gl/gUkP1v; http://goo.gl/gojTi2

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and its stockholders; by implication, the Filing Persons believe that the decision to re-stagger the Board cannot be beneficial to stockholders.

In addition to adoption of the poison pill and staggering of its Board, the Filing Persons believe that the Board caused additional damage to its reputation in the eyes of stockholders by improperly rejecting the Filing Persons' notice of their intent to nominate four individuals as Class I directors at the Company's 2015 annual meeting of stockholders (the "Notice"). The Board's rejection of the Notice is presently being adjudicated in court, and the Filing Persons believe that the negative publicity generated from the Board rejecting the Notice proceeding to sue its own stockholders will further damage the Company.

Finally, the damage caused by the Board's actions is not only reputational but also financial; the Board's actions, which contributed to Simon's withdrawal of its offer, forewent a substantial 37% premium that should have been enjoyed by the Company's stockholders.4

Therefore, the Filing Persons believe that the Board's reversal of its own plan to improve corporate governance through the elimination of the staggered board, the Board's adoption of a poison pill and the Board's rejection of the Filing Persons' Notice—which the Filing Persons believe is an affront to stockholders' voting rights—have caused significant damage to the Company.

•	". . . Simon (NYSE: SPG) undoubtedly continues to be interested as an acquirer."

The Filing Persons respectfully note that, at the time the foregoing quoted statement was made, the Company's share price was trading (and continues to trade today) well below the final price offered by Simon ($95.50 per share), which suggests that the Company continues to be an attractive acquisition opportunity. The Filing Persons believe that there is no reason for Simon's interest to have waned beyond the Company's resistance, a belief that is implied from Simon's chairman and chief executive officer's statements during Simon's quarter 1, 2015 conference call that "we tried very hard to engage" and "it was a hell of an offer done in the spirit of trying to negotiate a deal."[6] Given the Company's current share price, coupled with Simon's efforts to reach a deal and attractive offer, the Filing Persons believe that Simon continues to be interested as an acquirer.

•	". . . your commitment to de-stagger the Board and reengage with Simon . . ."

The Filing Persons respectfully note that the statement "your commitment to de-stagger the Board" was intended to say that Macerich committed to de-stagger the Board, which can be implied from the Company's statements that it is "committed to

[6] Simon Property Group's (SPG) CEO David Simon Discusses on Q1 2015 Results – Earnings Call Transcript, available at http://goo.gl/e76K1I.

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review the continued need for the classified board structure in 2016."[7] Given the Filing Persons' belief that the Board was staggered in response to Simon's offer, it is likely that the Company will de-stagger its board—as it has done in the past—sometime after the interest of potential acquirers has waned.

With respect to the statement "reengage with Simon," the Filing Persons respectfully note that this was a request by Land & Buildings, as opposed to the Company stating its commitment to reengage with Simon. The Filing Persons hereby confirm that, in the future, they will be clearer that the Company did not commit to reengage with Simon.

•	". . . stopped short of corporate governance apocalypse."

The Filing Persons respectfully note that the cumulative effect of the following actions, discussed in the Filing Persons' foregoing responses, amounts to what may be deemed a "corporate governance apocalypse":

•	Adoption of a poison pill with a triggering threshold so low that only 2% of S&P 500 companies have a similar poison pill in place;
•	The Company's decision to stagger its Board, which can be implied from the Board's past statements runs counter to the "best interests" of Company stockholders;
•	The Board's objective—through the foregoing actions—to block an offer from a serious bidder that would have netted stockholders a significant premium; and
•	The Company's lawsuit against its own stockholders to block such stockholders from nominating a minority slate to the Board.

As previously described, each of the foregoing steps taken by the Board may be properly deemed an "egregious corporate governance misstep." Judged cumulatively, the Filing Persons believe that the Board's decisions can be viewed as a blatant effort at directorial entrenchment that has greatly injured the Company's stockholders; in short, a "corporate governance apocalypse."

2.	In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making assertions that the directors have not properly exercised their fiduciary duties in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these assertions with your response.

[7] The Company's Current Report on Form 8-K, filed with the Commission on March 17, 2015.

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The Filing Persons respectfully note that their basis for making the assertions that the directors failed to exercise their fiduciary duties stem from the aforementioned actions undertaken by the Board to thwart a serious bidder and the Company's lawsuit against its own stockholders who merely sought to nominate a minority slate of individuals to the Board.

Fiduciary duties require directors to do what is best in the interests of all of the Company's stockholders. The Filing Persons' believe that the directors' adoption of a poison pill and staggering of the Board are clear efforts at directorial entrenchment. As discussed, these self-interested actions also harmed the Company, its reputation and its share price. Finally, the Filing Persons believe that the Board's attempt to prevent its stockholders from nominating their minority slate of directors is further evidence of the directors' attempts at improper entrenchment. Based on the foregoing beliefs, on April 14, 2015, Land & Buildings and the Nominees filed a complaint in the Circuit Court for Baltimore City, Maryland against the Company, Mr. Coppola, the Company’s chief executive officer, the Company’s chief operating officer and each other director of the Company (the "Complaint"). The Complaint alleges, among other things, that the defendants’ refusal to permit the nomination of the Nominees under the circumstances is a breach of the defendants’ fiduciary duties under Maryland law.

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***

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filing Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2093.

Very truly yours,

/s/ Mark Garibyan
Mark Garibyan

Each of the undersigned (each a "filing person") hereby acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 27, 2015
LAND & BUILDINGS CAPITAL GROWTH FUND, L.P. By: Land & Buildings Investment Management, LLC By: /s/ Jonathan Litt Name: Jonathan Litt Title: Chief Investment Officer	ORANGE CAPITAL MASTER I, LTD. By: Orange Capital, LLC, its general partner By: /s/ Daniel Lewis Name: Daniel Lewis Title: Managing Partner
LAND & BUILDINGS CAPITAL GROWTH FUND, L.P. By: /s/ Jonathan Litt Name: Jonathan Litt Title: Chief Investment Officer	ORANGE CAPITAL, LLC By: /s/ Daniel Lewis Name: Daniel Lewis Title: Managing Partner

/s/ Jonathan Litt Jonathan Litt	/s/ Daniel Lewis Daniel Lewis

/s/ Marc Gordon Marc Gordon	/s/ Gregory Hughes Gregory Hughes

/s/ Jeremy Pemberton Jeremy Pemberton